Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated December 20, 2021 in Amendment No. 8 to the Registration Statement on Form F-1, relating to the audit of the consolidated balance sheets of Majestic Ideal Holdings Ltd (the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2021, and the related notes (collectively referred to as the “financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
December 9, 2022	Certified Public Accountants
PCAOB ID: 1171